Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SUPPL

17 December 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary


08006372

dlw 1/6

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	916
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	916 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	916 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	916 on 10/12/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	281,044,736	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	54,537,137	Options over Ordinary Shares at various exercise prices
		1,496,934	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,496,934 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 December 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,300 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	4,300 shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4,300 on 11/12/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	281,049,036	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	54,532,837	Options over Ordinary Shares at various exercise prices
		1,496,934	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,496,934 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 December 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

12 December 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 October 2008, there has been no change in the number of fully paid ordinary shares of Macquarie Group Limited on issue.

Thus, as at 30 November 2008 the number of issued fully paid ordinary $1.00 shares was 281,016,368.

During the period 1 November to 30 November 2008 (inclusive), the following new options have been issued:

- 85,000 options exercisable at $31.99 each and expiring 10 November 2013 (MQG0418); and
- 50,000 options exercisable at $25.39 each and expiring 24 November 2013 (MQG0419).

During the period 1 November to 30 November 2008 (inclusive), the following options have lapsed unexercised:

- 4,168 options exercisable at $45.89 each and expiring on 12 May 2009 (MQG0297);
- 1,000 options exercisable at $60.41 each and expiring on 7 May 2009 (MQG0303);
- 334 options exercisable at $63.34 each and expiring on 10 May 2009 (MQG0305);
- 6,570 options exercisable at $63.34 each and expiring on 12 May 2009 (MQG0305);

- 3,334 options exercisable at $63.34 each and expiring on 14 May 2009 (MQG0305);
- 420 options exercisable at $63.34 each and expiring on 26 May 2009 (MQG0305);
- 834 options exercisable at $63.34 each and expiring on 27 May 2009 (MQG0305);
- 1,668 options exercisable at $63.34 each and expiring on 28 May 2009 (MQG0305);
- 314 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 168 options exercisable at $70.60 each and expiring on 22 November 2010 (MQG0320);
- 334 options exercisable at $61.79 each and expiring on 10 May 2009 (MQG0339);
- 14,988 options exercisable at $61.79 each and expiring on 12 May 2009 (MQG0339);
- 3,667 options exercisable at $61.79 each and expiring on 14 May 2009 (MQG0339);
- 1,637 options exercisable at $61.79 each and expiring on 26 May 2009 (MQG0339);
- 800 options exercisable at $61.79 each and expiring on 27 May 2009 (MQG0339);
- 8,001 options exercisable at $61.79 each and expiring on 28 May 2009 (MQG0339);
- 84 options exercisable at $73.31 each and expiring on 8 November 2011 (MQG0353);
- 84 options exercisable at $74.11 each and expiring on 22 November 2011 (MQG0355);
- 214 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 22,000 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 4,000 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);
- 28,945 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 4,000 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 4,000 options exercisable at $77.55 each and expiring on 22 November 2012 (MQG0389);
- 3,000 options exercisable at $56.79 each and expiring on 8 April 2013

(MQG0398);

- 3,000 options exercisable at $59.16 each and expiring on 22 April 2013 (MQG0399);
- 3,000 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404);
- 59,200 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407); and
- 3,000 options exercisable at $53.91 each and expiring on 22 August 2013 (MQG0408).

Also, in the notification to ASX on 14 November 2008 of the position as at 31 October 2008 it was stated that the following options lapsed unexercised:

- 38,680 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 17,800 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 67,050 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407).

In fact, the following options lapsed unexercised:

- 37,591 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 16,621 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394) and
- 66,829 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407).

The number of options on issue at 30 November was 54,454,875 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 30 November 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0248	6,000	$34.78	30/03/2009
MQG0253	1,668	$33.45	9/02/2009
MQG0254	3,334	$33.45	9/02/2009
MQG0256	15,834	$33.76	8/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	1,668	$36.71	8/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	8/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	8/07/2009
MQG0267	20,000	$33.11	28/02/2009
MQG0267	474,797	$33.11	22/07/2009
MQG0268	5,000	$32.75	7/02/2009
MQG0268	668	$32.75	28/02/2009
MQG0268	1,668	$32.75	26/03/2009
MQG0268	668	$32.75	30/03/2009
MQG0268	1,186,960	$32.75	9/08/2009
MQG0269	5,000	$32.26	30/12/2008
MQG0269	1,000	$32.26	4/02/2009
MQG0269	700	$32.26	28/02/2009
MQG0269	500	$32.26	18/03/2009
MQG0269	908,622	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	750	$34.60	13/12/2008
MQG0271	8,334	$34.60	16/04/2009
MQG0271	325,994	$34.60	8/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	8/10/2009
MQG0274	500	$39.64	14/03/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,988	$40.81	8/11/2009
MQG0276	48,868	$32.75	8/11/2009
MQG0277	11,667	$33.11	8/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	4,600	$32.75	21/04/2009
MQG0279	84,302	$32.75	22/11/2009
MQG0280	28,736	$44.88	8/12/2009
MQG0281	4,900	$34.60	8/12/2009
MQG0283	5,000	$45.15	31/01/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010

Listing of Macquarie Group Limited Options

As at 30 November 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	8/02/2010
MQG0289	8,336	$49.47	8/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	8/03/2010
MQG0293	4,069	$49.57	3/03/2009
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	8/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	26,666	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	2,000	$60.41	7/05/2009
MQG0303	40,388	$60.41	8/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	1,321	$63.34	30/12/2008
MQG0305	1,031	$63.34	4/02/2009
MQG0305	6,666	$63.34	7/02/2009
MQG0305	3,332	$63.34	8/02/2009
MQG0305	2,600	$63.34	11/02/2009
MQG0305	3,333	$63.34	14/02/2009
MQG0305	1,332	$63.34	15/02/2009
MQG0305	280	$63.34	20/02/2009
MQG0305	27,624	$63.34	28/02/2009
MQG0305	1,333	$63.34	8/03/2009
MQG0305	333	$63.34	14/03/2009
MQG0305	220	$63.34	16/03/2009
MQG0305	4,998	$63.34	26/03/2009
MQG0305	383	$63.34	30/03/2009
MQG0305	1,666	$63.34	10/04/2009
MQG0305	700	$63.34	16/04/2009
MQG0305	9,566	$63.34	17/04/2009
MQG0305	3,492	$63.34	21/04/2009
MQG0305	250	$63.34	30/04/2009
MQG0305	7,227,053	$63.34	1/08/2010
MQG0306	17,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	4,166	$65.72	28/02/2009
MQG0309	40,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010

Listing of Macquarie Group Limited Options

As at 30 November 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	49,019	$66.92	8/11/2010
MQG0320	54,664	$70.60	22/11/2010
MQG0321	53,166	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	24,500	$67.85	9/01/2011
MQG0324	38,152	$70.47	23/01/2011
MQG0325	82,000	$63.09	8/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	8/03/2011
MQG0329	1,333	$61.91	28/02/2009
MQG0329	1,333	$61.91	10/04/2009
MQG0329	19,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	9/08/2009
MQG0333	1,333	$70.21	25/03/2009
MQG0333	83,000	$70.21	8/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	34,000	$62.75	22/07/2011
MQG0339	239	$61.79	13/12/2008
MQG0339	7,000	$61.79	31/01/2009
MQG0339	1,666	$61.79	7/02/2009
MQG0339	1,296	$61.79	11/02/2009
MQG0339	1,666	$61.79	14/02/2009
MQG0339	1,000	$61.79	15/02/2009
MQG0339	313	$61.79	20/02/2009
MQG0339	10,700	$61.79	28/02/2009
MQG0339	1,153	$61.79	3/03/2009
MQG0339	1,333	$61.79	12/03/2009
MQG0339	2,333	$61.79	14/03/2009
MQG0339	1,380	$61.79	16/03/2009
MQG0339	670	$61.79	17/03/2009
MQG0339	833	$61.79	26/03/2009
MQG0339	5,769	$61.79	30/03/2009
MQG0339	1,000	$61.79	10/04/2009
MQG0339	1,333	$61.79	15/04/2009

Listing of Macquarie Group Limited Options

As at 30 November 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0339	656	$61.79	16/04/2009
MQG0339	14,089	$61.79	17/04/2009
MQG0339	636	$61.79	21/04/2009
MQG0339	333	$61.79	30/04/2009
MQG0339	9,289,392	$61.79	1/08/2011
MQG0340	26,500	$61.79	8/08/2011
MQG0341	74,400	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	174,000	$64.43	8/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	9/10/2011
MQG0349	1,333	$69.47	8/04/2009
MQG0349	1,333	$69.47	17/04/2009
MQG0349	92,666	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	68,916	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	23,000	$71.92	8/12/2011
MQG0357	52,986	$75.57	22/12/2011
MQG0358	68,000	$78.24	8/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	1,038	$82.57	30/12/2008
MQG0360	47,000	$82.57	8/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	8/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	41,000	$85.30	10/04/2012
MQG0367	242,179	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	8/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	60,600	$87.77	8/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	769	$87.18	30/12/2008

Listing of Macquarie Group Limited Options

As at 30 November 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0376	90,000	$87.18	9/07/2012
MQG0377	61,935	$90.83	23/07/2012
MQG0378	42,000	$73.86	8/08/2012
MQG0379	36	$71.41	13/12/2008
MQG0379	425	$71.41	30/12/2008
MQG0379	329	$71.41	30/12/2008
MQG0379	4,000	$71.41	31/01/2009
MQG0379	9,908,337	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	91,990	$71.41	10/09/2012
MQG0383	129,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	4,865	$71.41	8/10/2012
MQG0387	63,000	$86.34	8/10/2012
MQG0388	76,000	$82.37	22/10/2012
MQG0389	50,000	$77.55	22/11/2012
MQG0390	377,400	$79.38	10/12/2012
MQG0391	70,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	8/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	188,179	$63.74	8/02/2013
MQG0395	57,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	171,000	$56.79	8/04/2013
MQG0399	60,000	$59.16	22/04/2013
MQG0400	113,400	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	53,000	$47.29	8/07/2013
MQG0405	86,000	$47.29	22/07/2013
MQG0406	56,000	$51.01	8/08/2013
MQG0407	17,106,736	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	135,700	$48.61	22/08/2013
MQG0410	45,875	$53.91	8/09/2013
MQG0411	161,000	$45.35	8/09/2013
MQG0412	127,450	$53.91	22/09/2013
MQG0413	160,000	$33.49	22/09/2013
MQG0414	112,200	$53.91	8/10/2013
MQG0415	118,000	$36.20	8/10/2013
MQG0416	164,950	$53.91	22/10/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 November 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0417	95,000	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	50,000	$25.39	24/11/2013
	54,454,875		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	1 October 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne; and • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Date of change	8 December

cag_cosec_syd_prd/98484_1

+ See chapter 19 for defined terms.

No. of securities held prior to change	• 981 MQG shares held by Peter H Warne (acquired via the Macquarie Group Non-Executive Director Share Acquisition Plan); • 4,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Class	MQG fully paid ordinary shares.
Number acquired	1,763
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.26 per MQG share
No. of securities held after change	• 2,744 MQG shares held by Peter H Warne (acquired via the Macquarie Group Non-Executive Director Share Acquisition Plan); • 4,866 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne; and • 8,211 MQG fully paid ordinary shares held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan ("NEDSAP").

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

15 December 2008

cag cosec syd prd/98484_1

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

15 December 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 12 December 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.002%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 12 December 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

END